Exhibit 16

January 31, 2013

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Berry Only Inc.

I was previously the independent registered public accounting firm for Berry Only Inc. Under the dates of September 26, 2012 and September 3, 2011, I reported on the financial statements of Berry Only Inc. as of June 30, 2012 and 2011, and for the years ended June 30, 2012 and 2011 and for the period from June 24, 2009 (inception) to June 30, 2012.

Effective January 25, 2013 I was dismissed as the independent registered public accounting firm. I have read Berry Only Inc. disclosures included in Item 4.01 “Changes in Registrant’s Certifying Accountant” on Berry Only Inc. Form 8-K dated January 26, 2013 to be filed with the Securities and Exchange Commission and I agree with such statements as they pertain to John Kinross-Kennedy.

Very truly yours,

/s/ John Kinross-Kennedy
JOHN KINROSS-KENNEDY